Filed by Abington Bancorp, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                           Subject Company: Abington Bancorp, Inc.
                           Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality;
(9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and
(10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Abington filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 on December 19, 2003. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, MA 02189, Attn:
Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ
THESE


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DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS
BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on
Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A SCRIPT USED FOR A CONFERENCE CALL HELD BY ABINGTON BANCORP, INC. AT 2:00 P.M. EASTERN TIME ON JANUARY 22, 2004.


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                              ABINGTON BANCORP.
               SCRIPT FOR FOURTH QUARTER 2003 CONFERENCE CALL
                              January 22, 2004

JIM MCDONOUGH

Good afternoon, everyone, and welcome to Abington Bancorp's fourth quarter conference call. With me here today is Jim Hunt, our Chief Financial Officer. Jim and I will discuss fourth quarter and full year results and provide an update on our pending merger with Seacoast Financial Services Corp. Jim will also review some additional details regarding our financial results and, of course, we'll take your questions at the end. Before we get started, Jim will read our safe harbor provision. Jim?

JIM HUNT

Thanks Jim and good afternoon everyone. Certain statements we will make this afternoon constitute "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated, including changing regional and national economic conditions, changes in the real estate market, changes in market interest rates, credit risks on lending activities, events that could affect our ability to close the merger as anticipated, and competitive and regulatory factors. All forward-looking statements are necessarily speculative and undue reliance should not be placed on any such statements, which are accurate only as of today, January 22, 2004. We undertake no responsibility to update those forward-looking statements in the future.


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Now I'll turn the call back to Jim McDonough.

JIM MCDONOUGH

Thanks, Jim. As you saw from the release today, our business remains on track, with our consumer franchise continuing to expand, both organically and as a result of our acquisition of Mass Fincorp last year, despite more competition in the marketplace. We did see some drop-off, as expected, in our mortgage business in the latter part of the year, not so much from changes in interest rates, but because anyone who wanted to refinance has likely done so. But this decline was more than offset, on an annual basis, by the surprisingly strong results we posted in the first half of 2003 in this area.

We are very pleased by the continued dedication of all our employees in producing these results despite the challenges over the past few months.

I know everyone's interested in learning how we're progressing with our merger with Seacoast, and while I have very little new information to share with you, I can say that we remain on schedule for a close in the second quarter.

We've filed our required FDIC and state applications, and are still working on others. As we stated at the announcement of the deal, both Seacoast and Abington have recent experience with mergers and the process is going smoothly.


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As a reminder, let me review some of the significant terms of the transaction with you.

Based upon the closing price of Seacoast's stock on October 17th, Abington shareholders will receive $34.00 per share in cash, 1.4468 shares of Seacoast common stock, or a combination thereof. Since the merger was announced, Seacoast's stock has appreciated considerably and the value to Abington shareholders has increased accordingly, although the cash portion remains fixed at $34 per Abington share.

Payment will be made to Abington shareholders through an election process and allocation procedures intended to ensure that 75% of Abington's shares will be exchanged for Seacoast common stock and 25% for cash.

The agreement permits us to continue to pay our regular dividends in accordance with our usual schedule up until the closing, so the timing of the closing will dictate whether there will be a dividend paid by Abington this spring. Of course, the timing of the closing will also affect any dividend payments by Seacoast to Abington shareholders who receive Seacoast shares in the merger.

With that, I'll turn the floor over to Jim Hunt to discuss the financial results in more detail. Jim?


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JIM HUNT

Thanks, Jim. To begin, I want to let you know that we are now an accelerated filer and expect to file our Form 10-K for 2003 on or before March 13, 2004, and that report will contain many additional financial details.

Now, I'd like to take a few minutes to provide you with some additional insight into the Bank's results for the fourth quarter, as well as some observations on the full year.

During the fourth quarter of 2003, we reported net income of $766,000, or $0.19 per diluted share, compared to the $1.13 million, or $0.29 per diluted share, for the same quarter of 2002.

As we pointed out in the release, net income was reduced by a charge for merger related expenses of approximately $523,000, or $0.13 per diluted share.

Our earnings release is fairly self-explanatory in setting forth the various changes in financial results and the reasons therefor. Hence, I will not repeat them here.

You may recall that we initiated a balance sheet restructuring program in the third quarter to sell higher-risk securities and reduce higher cost term debt.

During that quarter, in addition to investment portfolio sales, we prepaid $72 million of longer-term, higher-cost FHLB borrowings and repaid an additional $45 million of short-term FHLB debt.


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The early evidence suggests that the program had the desired effect as we were able to mitigate margin compression and reduce our overall interest rate and price risk as we enter 2004 and work to finalize our merger with Seacoast.

The net interest margin for the quarter increased to 3.06% as compared with 2.85% a year ago and 2.50% in the third quarter of the year.

While both the volume of and yield on earning assets declined, so did the volume and cost of interest bearing liabilities. The interest rate spread of 2.61% in the fourth quarter of 2002 increased to 2.84% for the fourth quarter of 2003.

We believe that we have substantially reduced investment portfolio risk and have positioned the balance sheet to produce a predictable and reliable stream of net interest income.

In addition - the restructuring program reduced leverage, increased both GAAP and regulatory capital ratios - and reduced the balance of unamortized premiums on the investment portfolio to under $1.5 million from a high of nearly $5 million earlier in the year.

      With that, I'll turn the call back to Jim McDonough.

JIM MCDONOUGH

Thanks, Jim. Earlier, I mentioned the fall-off in mortgage banking activity.


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As a point of reference, the net income contribution of this operation fell by about $400,000 between the third and fourth quarters of 2003. The good news is that this shortfall was made up by the previous net interest income improvement that Jim Hunt just discussed and additional noninterest income contributions in the form of customer service charges and fees.

There were a number of issues and events that affected our Company throughout 2003.

In March, we discovered accounting errors related to both 2002 and 2001 financial statements which led to the revision of previously announced 2002 financial statements and a re-audit and restatement of 2001 results.

We immediately implemented a number of personnel, policy and procedural changes to strengthen our controls to make Abington Bancorp a much stronger organization.

Throughout the year, we absorbed a number of nonrecurring charges - $600,000 in legal and accounting fees related to financial statement revision and re-audit - $1.7 million related to the prepayment of FHLB debt
- and, in the fourth quarter - more than $500 thousand in nondeductible merger expenses. Yet, we posted profits in each quarter.

Finally, we know that we - and the management of Seacoast - are pleased with the quality of our balance sheet today. And - we look forward to continuing our emphasis on


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soundness and profitability as we move toward the consummation of our pending merger with Seacoast Financial Corporation.

I'd now like to turn the call over to the Operator so that we can take any questions. Operator?

(at the close of call)

JIM MCDONOUGH

Thanks again for taking the time to join us today. Please call ether of us if we can answer any additional questions for you.

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